Filed Pursuant to Rule 433

Registration No. 333-219186

July 10, 2017

ONEOK, INC.

PRICING TERM SHEET

$1,200,000,000

4.000% Notes due 2027

4.950% Notes due 2047

Issuer:	ONEOK, Inc.

Guarantors:	ONEOK Partners, L.P. and ONEOK Partners Intermediate Limited Partnership

Security Type:	Senior Unsecured Notes

Expected Ratings:[1]	Baa3 (Moody’s) and BBB (S&P)

Pricing Date:	July 10, 2017

Settlement Date:	July 13, 2017 (T+3)

	4.000% Senior Notes due 2027	4.950% Senior Notes due 2047

Maturity Date:	July 13, 2027	July 13, 2047

Principal Amount:	$500,000,000	$700,000,000

Benchmark:	2.375% due May 15, 2027	3.000% due February 15, 2047

Benchmark Yield:	2.369%	2.931%

Re-offer Spread to Benchmark:	+ 165 bps	+ 210 bps

Yield to Maturity:	4.019%	5.031%

Coupon:	4.000%	4.950%

Public Offering Price:	99.845%	98.753%

Redemption Provisions:

Make-Whole Call:	T + 25 bps (prior to April 13, 2027)	T + 35 bps (prior to January 13, 2047)

Par Call:	On or after April 13, 2027 (3 months prior to maturity)	On or after January 13, 2047 (6 months prior to maturity)

Interest Payment Dates:	January 13 and July 13, beginning January 13, 2018	January 13 and July 13, beginning January 13, 2018

CUSIP / ISIN:	682680 AS2 / US682680AS26	682680 AT0 / US682680AT09

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Barclays Capital Inc.

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Mizuho Securities USA LLC

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

[1]

A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

MUFG Securities Americas Inc. PNC Capital Markets LLC SMBC Nikko Securities America, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BOK Financial Securities, Inc. Regions Securities LLC

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 800-831-9146, Barclays Capital Inc. toll free at 888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 800-294-1322, or Mizuho Securities USA LLC toll free at 866-271-7403.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another electronic system.